

October 21, 2013

<u>Via E-mail</u>
Mr. Timothy B. Page
Chief Financial Officer
CAI International, Inc.
Steuart Tower, 1 Market Plaza, Suite 900
San Francisco, California 94105

      RE: **CAI International, Inc.**
              Form 10-K for the Year Ended December 31, 2012
              Filed February 28, 2013
              File No. 1-33388

Dear Mr. Page:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Terence O'Brien

                                     Terence O'Brien
                                     Accounting Branch Chief